Exhibit 3.1

Amendments to the Articles of Organization of Dynamics Research Corporation

Article II

Intentionally omitted.

Article III

The total number of shares and par value of each class of stock that the corporation is authorized to issue is amended as follows:

Class of Stock	Par Value	Authorized Shares
Common	$0.01	100

Article IV

Intentionally omitted.

Article VI

The following additional provisions are hereby established for the management, conduct and regulation of the business and affairs of the Corporation, and for creating, limiting, defining and regulating the powers of the Corporation and of its board of directors (the “Board of Directors”) and shareholders:

1. Authority of Directors to Create New Classes and Series of Shares. The Board of Directors, acting without the shareholders, may (a) reclassify any unissued shares of any authorized class or series into one or more existing or new classes or series, and (b) create one or more new classes or series of shares, specifying the number of shares to be included therein, the distinguishing designation thereof and the preferences, limitations and relative rights applicable thereto; provided, however, that the Board of Directors may not approve an aggregate number of authorized shares of all classes and series which exceeds the total number of authorized shares specified in the Articles of Organization approved by the shareholders.

2. Minimum Number of Directors. The Board of Directors may consist of one or more individuals, notwithstanding the number of shareholders.

3. Personal Liability of Directors to the Corporation. No director shall have personal liability to the Corporation for monetary damages for breach of his or her fiduciary duty as a director notwithstanding any provision of law imposing such liability, provided, however, that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for improper distributions under Section 6.40 of Chapter 156D of the General Laws of Massachusetts, or (d) for any transaction from which the director derived an improper personal benefit.

4. Shareholder Vote Required to Approve Matters Acted on by Shareholders. The affirmative vote of a majority of all the shares in a voting group eligible to vote on a matter shall be sufficient for the approval of the matter, notwithstanding any greater vote on the matter otherwise required by any provision of Chapter 156D of the General Laws of Massachusetts.

5. Shareholder Action Without a Meeting by Less than Unanimous Consent. Action required or permitted by Chapter 156D of the General Laws of Massachusetts to be taken at a shareholders’ meeting may be taken without a meeting by shareholders having not less than the minimum number of votes necessary to take the action at a meeting at which all shareholders entitled to vote on the action are present and voting.

6. Authorization of Directors to Make Amend or Repeal the Bylaws. The Board of Directors may make, amend or repeal the bylaws in whole or in part, except with respect to any provision thereof which by virtue of an express provision in Chapter 156D of the General Laws of Massachusetts, the Articles of Organization or the bylaws requires action by the shareholders.